Exhibit 1
                                                                       ---------

For Immediate Release                                            1 December 2009


                                 WPP plc ("WPP")

                            Voting Rights and Capital

WPP confirms that its capital consists of 1,256,242,862 ordinary shares with voting rights.

WPP holds 2,409,778 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,253,833,084. The figure of 1,253,833,084 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.


Contact:
Feona McEwan, WPP       T. +(0)20 7408 2204
www.wpp.com